

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-mail
Song Wang
Chief Executive Officer
ChinaCache International Holdings Ltd.
6/F, Block A, Galaxy Plaza
No. 10 Jiuxianqiao Road Middle, Chaoyang District
Beijing, 100015 People's Republic of China

> **Re: ChinaCache International Holdings Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 24, 2012**
> **File No. 001-34873**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

General

1. We are aware of a news report that you have signed an agreement to provide solutions to improve customer utilization of the website of Hainan Airlines Company Limited, a carrier that enables its customers to fly to and from Khartoum International Airport in Sudan. In addition, you state on page 39 that you have deployed service nodes in the Middle East, a region that includes Syria and Iran. Sudan, Syria, and Iran are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure regarding contacts with Sudan, Syria, or Iran. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, Syria, and Iran, if any, whether

through direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, or services you have provided into Sudan, Syria, and Iran, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Sudan, Syria, and Iran or entities they control.

Item 4. Information on the Company, page 31

2.   In the transcript for the 2011 fourth quarter conference call, you refer to seasonality as a reason for changes in operating expenses. In future filings, please include a discussion of seasonality in your business. Refer to Item 4 section B.3 of Form 20-F.

B. Business Overview, page 32

3.   In the first paragraph of this section, you refer to 2009 data from iResearch. Please tell us the basis for your belief that the 2009 data provides investors with meaningful and reliable information on your market share and leading market position at the time the Form 20-F was filed.

Regulation

Regulations on Value-Added Telecommunications Business and Content and Application Delivery Business, page 42

4.   We note that the Cross-Regional VAT license held by Beijing Blue I.T. has an effective term until October 8, 2012. Tell us whether you have renewed this license or tell us the status of any renewal efforts. If you have not yet renewed this license (or if you do not anticipate renewing it), please explain further the impact that the loss of this license will have on the company's operations and tell us how you considered including a discussion of such impact in the filing.

5.   In addition, tell us whether you have renewed (or expect to renew) Beijing Blue I.T.'s ICP license that is set to expire on December 18, 2012. To the extent you do not anticipate renewing this license, please clarify the expected impact that the loss of this license will have on the company's operations and your consideration to disclose such impact in future filings.

Item 5. Operating and Financial Review and Prospects

Net Revenues, page 69

6.   The third sentence of the first paragraph indicates that total revenues increased in part from an increase in the number of active customers. Please tell us and disclose in future filings the other material factors that affected revenues. In this regard, we note your

disclosure on page 54 that you face pricing pressure and are experiencing and will continue to experience price erosion. In your revised disclosure, you should quantify the impact of changes in price and volume on your revenues.

B. Liquidity and Capital Resources, page 74

7.   Tell us and consider disclosing whether there are any significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations as compared to accumulated profits as presented in your financial statements.

Item 15. Controls and Procedures

Disclosure Controls and Procedures, page 106

8.   We note that as of December 31, 2011, your CEO and CFO concluded that your disclosure controls and procedures were "effective to provide reasonable assurance that material information required to be disclosed by [you] in the reports that [you] file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC's rules and regulations." Please revise to clarify, if true, that your officers concluded your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. In this regard, please note that if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should either (1) provide the entire definition or (2) clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Please revise accordingly.

Changes in Internal Control over Financial Reporting, page 107

9.   We note that in fiscal 2010, the company identified a material weakness in your internal control over financial reporting related to the lack of adequate resources with the requisite U.S. GAAP and SEC financial accounting and reporting expertise to support the accurate and timely assembly and presentation of your consolidated financial statements and related disclosures. We further note from the disclosures in your current Form 20-F that the company believes you have remediated this material weakness by hiring additional qualified personnel with relevant accounting experience, skills and knowledge in U.S GAAP and SEC rules and regulations. In addition, you hired a director of internal audit with requisite experience in Section 404 of the Sarbanes-Oxley Act and developed an internal audit function. Please explain further the following as it relates to your remediation efforts:

- With regards to your CFO, please explain further how you determined that she is able to review financial statements in accordance with U.S. GAAP and take the ultimate responsibilities related to your financial reporting and effectiveness of your internal control over financial reporting considering she does not appear to have been schooled in accounting and all of her U.S. GAAP work experience appears to have been obtained while working for other registrants domiciled in the PRC;

- Explain further the role of both the director of internal audit and the external consultant in the evaluation of the company's internal control over financial reporting. Provide both the educational background and work experience for the director of internal audit that supports his or her experience in Section 404 of the Sarbanes-Oxley Act. In addition, please provide the name of the external consultant that you hired to perform an assessment of your internal control over financial reporting and describe their qualifications. Also, tell us how many hours they spent last year performing these services for you and the total amount of fees paid to this firm.

- As it relates to the audit committee financial experts that you identify on page 108, please describe further their qualifications, including the extent of their knowledge of U.S. GAAP and internal control over financial reporting; and

- We would like to understand more about the background of any others (aside from the CFO and director of internal audit) who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

  - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

  - what relevant education and ongoing training he or she has had relating to U.S. GAAP;

  - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

  - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization, page F-12

10.   We note from your disclosures on page 51 that in the opinion of your PRC counsel, each
        of the contracts under the contractual arrangements among your PRC subsidiary, PRC
        consolidated VIE and their shareholders governed by PRC law are valid, binding and
        enforceable and will not result in any violation of PRC laws or regulation currently. If
        you consider this enforceability conclusion to be a significant consolidation judgment
        and/or assumption please revise the disclosures in the footnotes to your audited financial
        statement to indicate as such. See ASC 810-10-50-2AA.

11.   We note your discussion regarding the various VIE agreements beginning on page F-14.
        Revise your disclosures here to include the terms of each of these agreements along with
        a discussion of which party or parties have renewal rights. Also, revise to clarify how
        you considered each of these agreements in concluding that you are the primary
        beneficiary of the VIEs and specifically address the agreements from which you obtain
        effective control over the VIEs and those that provide you the ability to receive
        substantially all of the economic benefits of the VIEs. We refer you to ASC 810-10-50-
        2(AA).

12.   Please describe further the terms of the Exclusive Business Cooperation Agreement
        between ChinaCache and Beijing Blue IT and tell us how such terms grant ChinaCache
        the ability to receive substantially all of the economic benefits and incur substantially all
        the losses of Beijing Blue IT. In this regard, pursuant to Section 2 of Exhibit 10.13 (as
        filed with your Form F-1 on September 9, 2010), the service fees under this Agreement
        shall be determined and paid based on methods set forth in separate agreements to be
        entered into between ChinaCache and Beijing Blue IT. Tell us if you entered into any
        separate agreements and if so, provide the terms of such agreements and explain further
        how they support your conclusions to consolidate this entity. In addition, tell us your
        consideration to file such agreements pursuant to Item 4 in the Instructions to Exhibits of
        Form 20-F.

13.   We note that in May 2010, ChinaCache Beijing assigned the power of attorney
        agreements to ChinaCache Beijing's shareholders. Please tell us why ChinaCache
        Beijing reassigned their power of attorney. Also, please provide the names of
        ChinaCache's shareholders and their percentage ownership.

Note 4. Consolidation (Deconsolidation) of Shanghai JNet

Post-Acquisition Settlement Consideration, page F-33

14.   Provide us with the calculations that support the post-acquisition settlement consideration reported in fiscal 2010 and the change in the fair value of such consideration as recorded in fiscal 2011. Please ensure that your response includes the assumed dollar amount of Shanghai JNet's pre-tax income used in your calculations and tell us how such assumptions compare to the actual amount of pre-tax income recognized by Shanghai JNet.

Deconsolidation of JNet, page F-24

15.   Supplementally explain the business reason(s) behind the December 26, 2011 termination of the contractual arrangements between the company and Shanghai JNet that led to the deconsolidation and "effective" disposal of Shanghai JNet back to the sellers.

Note 25. Discontinued Operation, page F-71

16.   Tell us how you determined that the classification of "post-acquisition settlement consideration" in continuing operations is appropriate considering you have classified the financial results of Shanghai JNet as discontinued operations for all periods presented. Please cite the authoritative literature you relied upon.

Item 19. Exhibits, page 110

17.   You state in the fourth full paragraph on page 50 that irrevocable powers of attorney granting voting powers in Beijing Jingtian to ChinaCache Beijing's shareholders were re-signed. You also state in the first and second full paragraphs on page 51 that agreements referenced in those paragraphs have been extended for five years. Please include these revisions as exhibits or tell us why you do not believe that they are required to be filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief